UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported	December 20, 2010

Norwood Financial Corp.
(Exact name of registrant as specified in its charter)

Pennsylvania	0-28364	23-2828306
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

717 Main Street, Honesdale, Pennsylvania	18431
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:	(570) 253-1455

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

NORWOOD FINANCIAL CORP.

INFORMATION TO BE INCLUDED IN THE REPORT

Item 8.01.  Other Events

On December 20, 2010, Norwood Financial Corp. (“Norwood Financial”) announced that its Board of Directors had increased its quarterly cash dividend by $.01 per share to $.29 per share beginning with the dividend payable on February 1, 2011 to stockholders of record as of January 14, 2011.  For further information, reference is made to Norwood Financial’s press release, dated December 20, 2010, which is filed as Exhibit 99.1 hereto.

Additional Information for Stockholders

Norwood Financial will be filing a registration statement containing a proxy statement/prospectus and other documents regarding the proposed transaction with the Securities and Exchange Commission.  North Penn Bancorp, Inc. (“North Penn”) shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Norwood Financial and North Penn and the proposed transaction. When available, copies of this proxy statement/prospectus will be mailed to North Penn shareholders. Copies of the proxy statement/prospectus may be obtained free of charge at the Commission’s web site at http://www.sec.gov, or by directing a request to Norwood Financial Corp., 717 Main Street, Honesdale, Pennsylvania 18431, or to North Penn Bancorp, Inc., 216 Adams Avenue, Scranton, PA 18503. Copies of other documents filed by Norwood Financial and North Penn with the Commission may also be obtained free of charge at the Commission’s web site or by directing a request to Norwood Financial or North Penn at the address provided above.

Norwood Financial and its directors and executive officers may be deemed to be “participants” in North Penn’s solicitation of proxies in connection with the proposed merger.  Information regarding directors and executive officers of Norwood Financial may be found in Norwood Financial’s proxy statement for its 2010 annual meeting of shareholders dated March 22, 2010, as filed with the Commission.  A copy of the proxy statement is available free of charge at the Commission’s website (www.sec.gov).  Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the Commission when they become available.

Statements contained in this report that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, possible delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, and difficulties in integrating North Penn Bank into Wayne Bank, as well as factors discussed in documents filed by Norwood Financial or North Penn with the Commission from time to time.  Neither Norwood Financial Corp. nor North Penn Bancorp, Inc. undertakes and both specifically disclaim any obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of Norwood Financial Corp. or North Penn Bancorp, Inc.

Item 9.01.   Financial Statements and Exhibits

(c)           The following exhibits are filed with this report.

Number                                Description

99.1                      Press Release, dated December 20, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORWOOD FINANCIAL CORP.

Date:	December 20, 2010	By:	/s/ William S. Lance
William S. Lance
Senior Vice President and Chief Financial Officer
(Duly Authorized Representative)